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client-matter no.	174008-0001

November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Celeste Murphy, Gary Newberry and Kevin Kuhar, Office of Life Sciences

Re:	Clever Leaves Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed November 10, 2020
File No. 333-241707

Dear Ms. Schwartz, Ms. Murphy, Mr. Newberry and Mr. Kuhar:

On behalf of our client, Clever Leaves Holdings Inc. (the Company or Holdco), we hereby file with the Securities and Exchange Commission (the Commission) Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the Amended Registration Statement) relating to up to (i) 29,692,768 common shares without par value (common shares), (ii) 2,200,000 non-voting common shares without par value (non-voting common shares), (iii) 2,200,000 common shares issuable upon the conversion of the non-voting common shares, (iv) 1,000,000 common shares issuable upon the exercise of options, (v) 18,150,000 warrants to acquire common shares, and (vi) 18,150,000 common shares issuable upon the exercise of the warrants of Holdco to be issued in connection with the proposed business combination (the Business Combination) contemplated by the Amended and Restated Business Combination Agreement, dated as of November 9, 2020 (the Business Combination Agreement), by and among Clever Leaves International Inc. (Clever Leaves), Schultze Special Purpose Acquisition Corp. (SAMA), Holdco and Novel Merger Sub Inc.

The Amended Registration Statement is marked to show changes made to Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the Registration Statement), which was filed with the Commission on November 10, 2020.

The changes reflected in the Amended Registration Statement include, among others, those made in response to the comments of the staff (the Staff) of the Commission set forth in the Staff’s letter, dated November 20, 2020 (the Comment Letter).

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement. Capitalized terms used but otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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Amendment No. 2 to Registration Statement on Form S-4, Filed November 10, 2020

Estimated Outstanding Share Calculation, page 1

1.	We note your response to our prior comment number 1. Please revise the disclosure here to explicitly state how the Cash Arrangement Consideration factors into your estimated outstanding share amount calculation, if at all, including whether you are assuming that a certain amount of Clever Leaves shares will be exchanged for cash as part of the Cash Arrangement Consideration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 14 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 102

2.	We note your statement on page 106: “Under the terms of the Business Combination Agreement, a shareholder of Clever Leaves will be issued non-voting Holdco common shares if the shareholder’s ownership in Holdco exceeds 9.99% after considering its converted Holdco shares and any PIPE shares issued….While these shares are non-voting, they have the same economic rights as the remaining Holdco common shares.” In the Questions and Answers about the Proposals and/or the Summary of the Proxy Statement/Prospectus, please add a similar statement to this effect and also briefly describe how or when the non-voting shares are able to be converted. Please also clarify if more than one Clever Leaves Shareholder will receive non-voting shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 13, 106, 113 and 115 of the Amended Registration Statement.   The Company respectfully advises the Staff that the non-voting Holdco common shares will be issued to one Clever Leaves shareholder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clever Leaves, page 173

3.	On page 179 you state that Debenture Liquidity Event is defined below, but it does not appear to be so defined. Please revise to define or advise. We note that the definition of Debenture Liquidity Event that was deleted from the prior amendment was distinct from the definition of “Liquidity Event” on page 180.

In response to the Staff’s comment, the Company has revised the disclosure on pages 179, 180 and 181 of the Amended Registration Statement.

Management of Holdco Following the Business Combination, page 198

4.	We note your response, dated September 11, 2020, to our comment number 24 from our initial comment letter: “In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Amended Registration Statement. The Company supplementally advises the Staff that the composition of the Company’s board of directors and board committees is not yet finalized. The Company will update the Amended Registration Statement to provide the information required by Item 407(a) of Regulation S-K regarding independent directors prior to requesting effectiveness.” To the extent your board is now finalized, please revise your disclosure to provide this information, including by stating which directors are independent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 198, 201 and 202 of the Amended Registration Statement.

Description of HoldCo Securities, page 226

5.	On page 226 you state: “Under the Holdco Articles, the non-voting Holdco common shares are entitled to receive notice of, and to attend all meetings of shareholders, however, the non-voting Holdco common shares shall not have any voting rights, except for any vote on special resolutions and exceptional resolutions.” Please revise to clarify the special and exceptional resolutions for which non-voting shares are entitled to vote and, if appropriate, qualify references to these non-voting shares throughout the registration statement to demonstrate that they are limited voting, rather than non-voting, shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 225 of the Amended Registration Statement.

Exhibits and Financial Statement Schedules, page II-2

6.	We note your response to our prior comment number 6. The Dentons Canada LLP opinion covers the “18,150,000 Common Shares issuable on exercise of certain warrants” but does not cover registration of the warrants themselves. Please revise the opinion to cover both the warrants and the common shares issuable on exercise of the warrants.

In response to the Staff’s comment, the opinion of Dentons Canada LLP has been revised and covers both the warrants and the common shares issuable on exercise of the warrants registered under the Amended Registration Statement. The Company has filed the executed versions of the opinions of Dentons Canada LLP, Freshfields Bruckhaus Deringer US LLP and Greenberg Traurig LLP as exhibits to the Amended Registration Statement.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (917) 846-4233 or Pamela.Marcogliese@freshfields.com, or Sebastian Fain at (646) 468-3204 or Sebastian.Fain@freshfields.com.

Sincerely,

/s/ Pamela L. Marcogliese
Pamela L. Marcogliese

cc:	Kyle Detwiler, Chief Executive Officer

(Clever Leaves International Inc.)

Gary M. Julien

(Schultze Special Purpose Acquisition Corp.)

Alan I. Annex, Esq.

Jason T. Simon, Esq.

(Greenberg Traurig, LLP)

Sebastian L. Fain, Esq.,

(Freshfields Bruckhaus Deringer US LLP)

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